希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L256-06c
Your Ref :


06019096

29 November 2006

The U.S. Securities and Excha
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

BY AIR MAIL

SUPPL

Dear Sirs

Hysan Development Company Limited (Exemption No. 82-1617)
- Announcement – Revised Annual Caps for Existing Continuing Connected Transactions

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish a copy of the captioned announcement which was published in the Hong Kong newspapers on 29 November 2006 for your kind attention and records.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.



Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

Revised Annual Caps for Existing Continuing Connected Transactions

Reference is made to (i) the announcement of the Company dated 19 July 2005 in respect of two lease arrangements in Lee Gardens Two. The leases were entered into between a 65.36% indirect non-wholly owned subsidiary of Hysan Development Company Limited ("Hysan" or the "Company", Hysan and its subsidiaries are referred to as "Hysan Group"), Barrowgate Limited ("Barrowgate"), with Jebsen and Company Limited ("Jebsen & Co.", being a substantial shareholder of Barrowgate holding 10% equity interest and a company controlled by Mr. Hans Michael Jebsen ("Mr. Jebsen"), a non-executive Director of the Company) and MF Jebsen International Limited ("MF Jebsen", being an associate of Mr. Jebsen) respectively; and (ii) the announcement of the Company dated 9 August 2006 in respect of a lease arrangement in One Hysan Avenue between OHA Property Management Limited ("OHA"), a wholly-owned subsidiary of Hysan, and Atlas Corporate Management Limited ("Atlas"), a wholly-owned subsidiary of a substantial shareholder, namely Lee Hysan Estate Company, Limited ("Lee Hysan Estate"), holding approximately 41.05% of issued share capital of the Company.

The announcements of the Company with respective dates of 19 July 2005 and 9 August 2006 are referred to as the "Previous Announcements" while the leases are collectively referred to as the "Transactions".

As Jebsen & Co., MF Jebsen and OHA are connected persons of the Company, the Transactions constitute continuing connected transactions for the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As referred to in the Previous Announcements, the annualised considerations of the respective Transactions include rental for the premises and operating charges. Pursuant to the terms of the Transactions, the operating charges are reviewed and determined in accordance with rates generally applicable to the Company's portfolio. They will accordingly be subject to revisions from time to time during the continuance of the terms of the Transactions. The operating charges were revised with effect from 1 July 2006. Following such revisions, the respective aggregate annual values of the Transactions will be increased for each of the financial years ending 31 December 2006, 2007 and 2008 (as the case may be) and the Company has resolved to revise the respective maximum aggregate annual values of the Transactions ("Annual Caps"), for Listing Rules purposes, to allow greater flexibility in complying with further disclosure requirements.

As each of the percentage ratios (other than the profit ratio) in respect of the increased Annual Caps is less than 2.5%, the Transactions continue to only be subject to the reporting, announcement and annual review requirements set out in Rules 14A.45 to 14A.47 and Rules 14A.37 to 14A.40 of the Listing Rules and exempted from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

BACKGROUND

Reference is made to:

(i) the announcement of the Company dated 19 July 2005 in respect of two lease arrangements in Lee Gardens Two by Barrowgate respectively with Jebsen & Co. and MF Jebsen. Jebsen & Co. is a connected person of the Company under the Listing Rules by virtue of its being a substantial shareholder holding 10% equity interest in Barrowgate and a company controlled by Mr. Jebsen. MF Jebsen is also a connected person of the Company under the Listing Rules by virtue of its being a company controlled by an associate of Mr. Jebsen. Accordingly, the Transactions constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules; and

(ii) the announcement of the Company dated 9 August 2006 in respect of a lease arrangement in One Hysan Avenue between OHA and Atlas. Atlas is a wholly-owned subsidiary of Lee Hysan Estate, a substantial shareholder of the Company which holds approximately 41.05% of the issued share capital of the Company as at the date of this announcement. Accordingly, the Transaction constitutes a continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

Details of the Transactions are set out in "Details of the Transactions and Revised Annual Caps" below.

DETAILS OF THE TRANSACTIONS AND REVISED ANNUAL CAPS

The particulars of the Transactions with the revised Annual Caps are set out below:–

	Contract Parties	Date of Agreement	Terms	Expiry Date	Premises	Existing Annual Cap (previously announced)	Revised Annual Cap
(1)	Barrowgate as landlord and Jebsen & Co. as tenant	10 September 2003	4 years commencing from 1 September 2003	31 August 2007	Office units at 28th to 31st Floors of Lee Gardens Two, 28 Yun Ping Road, Hong Kong ("Lee Gardens Two")	HK$14,053,410 *(Notes 1 & 4)*	2006: HK$15,000,000 2007: HK$10,000,000 (on pro rata basis) *(Note 5)*
(2)	Barrowgate as landlord and MF Jebsen as tenant	23 April 2004 and a Supplemental Deed of 12 July 2004	4 years commencing from 1 February 2004 and 3 years and 7 months commencing from 1 July 2004	31 January 2008	Office units at 24th and 25th Floors of Lee Gardens Two	HK$6,376,938 *(Notes 2 & 4)*	2006: HK$7,000,000 2007: HK$7,000,000 2008: HK$600,000 (on pro rata basis) *(Note 5)*
(3)	OHA as landlord and Atlas as tenant	9 November 2005	3 years commencing from 1 November 2005	31 October 2008	Whole of 21st Floor, One Hysan Avenue, Causeway Bay, Hong Kong	2006: HK$1,360,242 2007: HK$1,361,112 2008: HK$1,134,260 *(Notes 3 & 4)*	2006: HK$1,500,000 2007: HK$1,500,000 2008: HK$1,300,000 (on pro rata basis) *(Note 5)*

Notes:–

(1) The annual consideration based on current rates for the rental and operating charges for each of the financial year of 2006 and 2007 in relation to the remaining term of the lease are HK$14,263,218 and HK$9,692,928.

(2) The annual consideration based on current rates for the rental and operating charges for each of the financial year of 2006, 2007 and 2008 in relation to the remaining term of the lease are HK$6,533,892, HK$6,638,532 and HK$591,711.

(3) The annual consideration based on current rates for the rental and operating charges for each of the financial year of 2006, 2007 and 2008 in relation to the remaining term of the lease are HK$1,378,518, HK$1,397,664 and HK$1,164,720.

(4) The rental and operating charges are payable monthly in advance.

(5) The Annual Cap is the maximum aggregate annual value estimated by the Company based on the assumptions explained in "Reasons for the Transactions and Revised Annual Caps" below.

As referred to in the Previous Announcements, the annual consideration receivable under each Transaction is based on the aggregate amount of the rent and operating charges but exclusive of Government rates. Where the unexpired term of each Transaction is less than one year, the annual consideration will be calculated on a pro-rata basis. The respective rental rates for each Transaction was determined on an arm's length basis based on prevailing market rates and the respective operating charges were determined in accordance with on-going Hysan rates generally applicable to its portfolio.

REASONS FOR THE TRANSACTIONS AND REVISED ANNUAL CAPS

As referred to in the Previous Announcements, the Transactions were entered into by the Hysan Group in the ordinary course of its business of leasing and in line with Hysan Group's corporate strategy of maximising its properties' cashflow and value.

Under the respective Transactions the operating charges shall be subject to revision by the landlord from time to time during the continuance of the term of each Transaction.

The amounts paid and payable pursuant to the agreements from the beginning of 2006 up to the date of this announcement have not exceeded the respective existing annual caps. For the purpose of providing a more flexible basis for setting an annual cap for the Transactions in compliance of the disclosure requirements of the Listing Rules, the Directors have taken into account of the historic increment rates and possible changes in maintenance and management costs estimating any possible further adjustments of the operating charges. The respective revised Annual Caps are set out in the "Details of the Transactions and Revised Annual Caps" above.

The directors of the Company (the "Directors") (including the Independent non-executive Directors) are of the view that, notwithstanding the revisions of the operating charges and the revised annual caps, the Transactions and the terms therein are on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole. The Directors (including the Independent non-executive Directors) also believe that the revised Annual Caps as set out above are fair and reasonable.

REGULATORY ASPECTS

As each of the percentage ratios (other than the profit ratio) for (i) leasing transactions involving Jebsen & Co. and MF Jebsen on aggregated basis; and (ii) leasing transactions involving Atlas and its associates on aggregated basis is less than 2.5%, the Transactions continue to only be subject to the reporting, announcement and annual review requirements set out in Rules 14A.45 to 14A.47 and Rules 14A.37 to 14A.40 of the Listing Rules and exempted from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

Particulars of the Transactions will be disclosed in future annual reports and accounts of Hysan in accordance with Rule 14A.46 of the Listing Rules.

GENERAL

The Hysan Group's principal businesses are property investment, management and development and has a sizeable property portfolio in Hong Kong with one of its core business in property leasing.

Barrowgate is a 65.36% indirect non-wholly owned subsidiary of the Company. Its principal business is property investment.

OHA is a wholly-owned subsidiary of the Company. Its principal business is property investment.

Jebsen & Co. is a substantial shareholder holding 10% equity interest in Barrowgate and a company controlled by Mr. Jebsen. Its principal business is diversified trading and investment.

MF Jebsen is a connected person by virtue of the controlling interest of an associate of Mr. Jebsen. Its principal business is investment holding.

Atlas is a wholly-owned subsidiary of Lee Hysan Estate, a substantial shareholder which holds approximately 41.05% of the issued share capital of Hysan. Its principal business is provision of corporate management services.

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 28 November 2006

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.